UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

SONA MOBILE HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83540T109

(CUSIP Number)

Hodgson Russ LLP
1540 Broadway 24th Floor
New York, New York 10036
(212)751-4300
Attention: S. Asher Gaffney

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83540T109	Schedule 13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Shawn Kreloff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,195,937
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,195,937
	10	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,195,937
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

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This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2006 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D filed with the SEC on October 20, 2008 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed with the SEC on November 14, 2008 (“Amendment No.2”; together with Amendment No. 1, the “Prior Amendments”) by Shawn Kreloff (the “Reporting Person”).

Capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule 13D, as amended by the Prior Amendments.

Item 4. Purpose of Transaction.

The Reporting Person has determined not to purchase any additional securities of the Issuer and does not intend to effect any change in control of the Issuer. The Reporting Person intends, as soon as practicable and subject to market conditions, to sell such number of shares of Common Stock so that his holdings of shares of voting common stock of the Issuer constitute less than ten percent of the Issuer’s outstanding Common Stock. Such sales will be effected through open market transactions, private sales or otherwise. Subject to the foregoing, the Reporting Person’s actions with respect to his investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, the Reporting Person’s evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to the Reporting Person, general economic conditions, including stock market conditions and other future developments. The Reporting Person reserves the right to change his purpose in respect of securities of the Issuer held by him and to take such actions as he deems appropriate in light of the circumstances existing at the time.

The Reporting Person has commenced an arbitration proceeding against the Issuer seeking monetary damages in excess of $700,000 and other relief, arising out of, among other things, the Issuer’s termination of his employment and failure to repay loans the Reporting Person made to the Issuer.

Except as indicated above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is deemed to beneficially own 10,195,937 shares of Common Stock ("Shares"), including 3,458,333 shares which may be acquired by the Reporting Person upon exercise of options and warrants exercisable within 60 days of the date hereof. (Included in such sum are options to acquire 2,583,334 shares of Common Stock that the Issuer claims were cancelled in connection with the termination of the Reporting Person’s employment with the Issuer). The Reporting Person has the sole power to vote or to direct the vote, and dispose or direct the disposition, of the Shares. This represents approximately 16.7% of the Issuer's outstanding shares of Common Stock based on 57,662,452 shares outstanding as of November 10, 2008, as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

The foregoing calculation excludes an aggregate of 1,166,667 shares of Common Stock subject to options (“Non-Vested Options”); such shares are excluded because the related options are not exercisable until more than 60 days from the date hereof. The Issuer claims that these Non-Vested Options were cancelled in connection with the termination of the Reporting Person’s employment.

Other than as previously reported in Amendment No. 2, the Reporting Person has not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 21, 2008

/s/ Shawn Kreloff
Shawn Kreloff

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